Exhibit 99.3

ELBIT IMAGING LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 25, 2008

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Mordechay Zisser, Shimon Yitzhaki and Tal Nachmanovich, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Elbit Imaging Ltd. (the “Company”), standing in the name of the undersigned at the close of business on November 25, 2008, at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the Company’s offices, 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel, on Wednesday, December 25, 2008, at 11:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

        The proxies are authorized to vote in their discretion on such other matters as may properly come before the Meeting.

        The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted “FOR” all proposals, and in accordance with the discretion of the proxies on such other matters as may properly come before the Meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒ Please mark your votes as in this example using dark ink only.

Proposal 1: Election of directors.

1.1. Mordechay Zisser	☐ FOR	☐ AGAINST	☐ ABSTAIN
1.2. Abraham (Rami) Goren	☐ FOR	☐ AGAINST	☐ ABSTAIN
1.3. Shimon Yitzhaki	☐ FOR	☐ AGAINST	☐ ABSTAIN
1.4. David Rubner	☐ FOR	☐ AGAINST	☐ ABSTAIN
1.5. Moshe Lion	☐ FOR	☐ AGAINST	☐ ABSTAIN
1.6. Shmuel Peretz	☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 2: Election of Ms. Elina Frenkel Ronen as an external director of the Company.

☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

Proposal 3: Approval of an amendment to the Articles of Association of the Company.

☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

Proposal 4: Approval of the compensation of directors, other than Mr. Mordechay Zisser.

☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

Proposal 5: Re-appointment of Brightman Almagor & Co. as independent auditors.

☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

Proposal 6: Approval of liability insurance covering directors of the Company.

☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

Proposal 7: Amendment of the terms of options of the Company held by Mr. Mordechay Zisser.

☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

Proposal 8: Approval of an option grant by InSightec Ltd. to Mr. Mordechay Zisser.

☐ FOR                      ☐ AGAINST                      ☐ ABSTAIN

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in matters 6, 7 or 8 under the Israeli Companies Law. (See Proposal No. 7 of the Proxy Statement for more information and for instructions on how to vote if you do have a “personal interest”.)

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2008

(Signature of Shareholder)

(Signature of Shareholder)

Please sign exactly as your name(s) appears on your share certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.